FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES 2008 SECOND QUARTER FINANCIAL RESULTS AND EXIT RATE

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Friday, August 15, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced financial results and the production exit rate for the second quarter ended June 30, 2008.

Summarized financial and operational data
(in US$ 000’s except for volumes, per share amounts, average prices received, operating costs and operating netback)
All financial results are in accordance with US GAAP	3 Months Ended June 30,			6 Months Ended June 30,
	2008	2007	Change	2008	2007	Change
Production Information
Oil production (bbl per day)	701	244	187%	884	248	256%
Gas production (mcf per day)	3,259	3,761	-13%	3,038	3,918	-22%
Average production (boe per day)	1,245	871	43%	1,391	901	54%
Exit rate (boe per day)	875	260	237%	875	260	237%
Financial Information
Revenue	$10,050	$3,791	165%	$19,754	$ 7,116	178%
Cash provided by (used in) operating activities	$1,577	$1,257	25%	$4,900	$2,074	136%
Cash provided by (used in) operating activities per share	$0.06	$0.08	-25%	$0.17	$0.14	21%
Net income applicable to common stockholders	($2,308)	$14,646	-116%	($5,184)	$10,629	-149%
Net income per share	($0.09)	$0.98	-109%	($0.20)	$0.71	-128%
Operating information (on a per boe basis)
Average price received per bbl of oil	$110.64	$57.06	94%	$95.84	$53.18	80%
Average price received per mcf of gas	$10.08	$7.37	37%	$8.61	$6.67	29%
Average price received per boe	$88.74	$47.83	86%	$79.05	$43.63	81%
Operating costs per boe	$31.56	$5.66	458%	$26.06	$5.13	408%
Operating netbacks per boe	$42.57	$33.84	26%	$35.66	$31.09	15%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

Q2 and First Half, 2008 Compared to Q2 and First Half, 2007 Highlights

•

Exit production rate was up 237% from 260 BOE/d to 875 BOE/d;

•

Revenue for the second quarter increased 165% to approximately $10.0 million from $3.8 million in the same period last year. First half 2008 revenue increased 178% to approximately $19.8 million from $7.1 for the first half 2007;

•

Second quarter funds from operations increased 25% to almost $1.6 million from approximately $1.3 million in the same period last year.  First half 2008 funds from operations increased 136% to approximately $4.9 million from almost $2.1 million for the first half of 2007;

•

Average production increased 43% to 1,245 BOE/d in the second quarter of 2008 from 871 BOE/d for the second quarter of 2007, and increased 54% to 1,391 BOE/d in the first half of 2008 from 901 BOE/d in the first half of 2007; and

•

Net loss was $2.3 million for the quarter of 2008 compared to a gain of $14.6 million in the second quarter of 2007, and net loss was $5.2 million for the first half of 2008 compared to a gain of $10.6 million for the first half of 2008.

JED Oil News Release

August 15, 2008

The Company’s financial statements have been prepared on a going concern basis, which presumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $1,885,858 and $2,813,658 during the three and six months ended June 30, 2008, and realized a positive cash flow from operating activities of $1,577,416 and $4,900,330, respectively.  Included in the net losses was a gain on sale of petroleum and natural gas properties of $2,307,194.

At June 30, 2008, the Company had a consolidated working capital deficiency of $58,335,590 (2007 – $48,996,421) and a stockholder’s deficiency of $14,459,880 (2007 – $16,061,026).  The Company’s large working capital deficiency and change in working capital from the prior year are a result of the Convertible Note Payables becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

On August 7, 2008 a group of the Company’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law. The requested Order would further authorize the Company to carry on its business and to appoint PricewaterhouseCoopers as the monitor in the CCAA proceedings. This Notice was heard by the Court on August 8, 2008 and then was adjourned until Wednesday, August 13, 2008. In the meantime, the Court ordered that all actions and creditor remedies against the Company were stayed, with the exception that the holders of the Company's convertible notes were allowed to bring an opposing application for appointment of a receiver of the Company.

On August 13, 2008 the Company made an application to the Court of Queen’s Bench of Alberta and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  While under CCAA protection, the Company will continue with its day-to-day operations.  The Order appointed Ernst & Young Inc. as the Company’s Monitor. The Board of Directors of the Company determined that this was in the best interests of the Company and of its stakeholders, following the previously discussed petition by a group of the Company’s trade creditors for a CCAA order and the potential of the holders of the Company’s 10% Senior Subordinated Convertible Notes to put the Company into receivership.

The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

JED Oil news release

August 15, 2008

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com